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direct dial: 248.723.0347	Timothy E. Kraepel	email: TKraepel@howardandhoward.com
December 19, 2005

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

    Re:
    Illini Corporation
    Schedule 13E-3/A
    File No. 5-48631
    Filed November 21, 2005
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed November 21, 2005
    File No. 0-13343

Dear Mr. Werbitt:

        Pursuant to the Securities Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Illini Corporation, enclosed is Illini Corporation's Amendment No. 2 (the "Amendment") to its Schedule 13E-3 and Schedule 14A submitted herewith for filing, both of which have been marked to show the changes from the previously submitted documents. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter. Where it is otherwise unclear, our response also includes a description of where the response to each of the staff's comments may be found in the marked amendment.

RESPONSE TO COMMENTS

Schedule 14A

Special Factors, page 5

Determination of the Terms of the Merger, page 11

1.
We note that under your articles of incorporation a merger transaction requires a majority vote and a reverse stock split requires a 2/3rds majority vote. Please revise to explain why a merger is a better alternative than a reverse stock split because it requires a less stringent vote. In this regard, did the board consider that a 2/3rds majority vote may be a more effective safeguard for unaffiliated security holders in its determination that this transaction is procedurally fair?

        The above-referenced discussion has been expanded significantly to include the fact that the reverse stock split would have resulted in a post-split stock price that would be undesirably high and that it would have been necessary to require all remaining shareholders to surrender their existing stock certificates in exchange for new stock certificates. In considering the 2/3rds supermajority requirement, the board considered the procedural protections to be adopted in connection with the transaction, the fact that shareholders who expected to receive cash in the merger represent only 8% of the outstanding shares and approximately 92% of the outstanding shares would be continuing. The board also considered that Illini's affiliated shareholders own a relatively small percentage and that such a low percentage would not be able to control the determination of whether even the simple majority vote necessary to approve a merger transaction was obtained. Consistent with the board's decision not to utilize a procedure that would require a majority of unaffiliated shareholders to approve the transaction, the board decided not to utilize a reverse stock split structure, in part, because it would have the same substantive effect as requiring a majority of vote of unaffiliated shareholders. See page 11.

Purpose of and Reasons for the Merger Proposal, page 21

2.
We refer you to prior comment 11. Please revise to disclose the basis for the board's judgment that "the significant costs associated with the ongoing registration of Illini stock with the SEC outweighs the benefits that Illini and its shareholders receive as a public company."

        The above-referenced discussion has been expanded significantly to include the fact that Illini and its subsidiary banks by virtue of being engaged in the business of banking are subject to a comparatively high degree of supervision, regulation, and examination by state and federal bank regulatory agencies, some of which regulations are similar to those of the Sarbanes-Oxley Act. In addition, certain bank regulatory reports on financial condition and statements of income are available to shareholders, and the public generally, on the FDIC's website. In addition, as the Company intends to continue to prepare and distribute audited financial statements, its financial statements will continue to be scrutinized by independent certified public accountants. In addition to the scrutiny of federal and state bank regulators and independent accountants, Illini is subject to the Illinois Business Corporation Act which contains provisions which protect the rights of shareholders. In sum, because of the high degree of continued scrutiny and examination of the Company and its banks, the significant costs associated with the ongoing registration of Illini stock with the SEC outweighs the benefits that Illini and its shareholders receive as a public reporting company. See page 9.

Financial Fairness, page 14

3.
We refer you to prior comment 15. Please continue to revise your disclosure to provide a more clear and concise discussion of the going concern analyses Keller performed. For each analysis, including the market value method, the comparable transaction method and the discounted cash flow method, expand your disclosure to provide a complete discussion of the statistical findings, including how Keller determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies that are a part of the comparison, as applicable. Present the range of implied equity value and implied price per share under each method, as applicable. Your disclosure should more closely summarize the valuation report generated by Keller.

        The above-referenced discussion has been expanded significantly to include the information contained in Exhibits 3, 6 and 7 of Keller & Company's valuation. Exhibit 3 contains the list of banks comprising the comparable group, their geographic location, exchange, and key balance sheet information. Exhibit 6 contains detailed information concerning Keller & Company's determination of value using the market value method, including a breakdown of indicated values based on price earnings, price to core earnings, price to tangible book value, price to book value and price to assets measures. Exhibit 7 which was added includes the entire list of comparable transactions which Keller & Company considered in its determination of value under the comparable transactions method. Additional narrative discussion has also been added where appropriate to further explain the added material, including key assumptions on which Illini's forecast was based. See page 13-17.

Certain Consequences of the Merger: Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, page 21.

4.
We refer you to prior comment 19. Please continue to ensure that you include a reasonably thorough discussion of all of the negative factors of this merger transaction to both your unaffiliated security holders that will be cashed out and those that will remain and your affiliated security holders. See Instruction 2 of Item 1013 of Regulation M-A. For example, unaffiliated security holders that will remain security holders should be aware that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that the officers of the company will no longer be required to certify the accuracy of its financials statements.

        Per our telephone conference with Jeff Werbitt on December 15, 2005, we respectfully submit that the discussion added in response to prior comment 19 in Amendment No. 1 to the Schedule 14A is responsive to this comment and prior comment 19. In particular, we draw your attention to the first bullet point appearing on page 24 which states:

    Potential disadvantages to unaffiliated shareholders who remain as shareholders after the merger is completed and registration terminated include:

    •
    the fact that after completion of the merger, Illini will not be subject to the periodic reporting, proxy rules, the liability provisions in Section 16 of the Securities Exchange Act, and the recently enacted provisions of Sarbanes-Oxley which, among other thing, requires that the Company's officers certify the accuracy of its financial statements . . .

        If you would like to discuss any of the foregoing responses please do not hesitate to contact the undersigned at (248) 723-0347.

Very truly yours,
HOWARD & HOWARD ATTORNEYS, P.C.
/s/Timothy E. Kraepel
Timothy E. Kraepel
cc:	Gaylon E. Martin Theodore L. Eissfeldt

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